

OFFERING MEMORANDUM

facilitated by



Barbacoa LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Barbacoa LLC
State of Organization	MO
Date of Formation	05/16/2022
Entity Type	Limited Liability Company
Street Address	5215 Garfield Ave, Kansas City MO, 64130
Website Address	barbacoakc.com

(B) Directors and Officers of the Company

Key Person		Phillip Raya
Position with the Company	Title	Owner
	First Year	2022
Other business experience (last three years)		**General Manager** (Taco Tank, 2021-Current)
		General Manager (Dave & Busters, 2019-2021)

Key Person	Madeline Wood

Position with the Company
 	
                              Title
                      First Year
	
	Owner
	2022

Other business experience (last three years)	**Managing Partner/Social Media Manager** (Taco Tank, 08-2020 - Current) Manage store needs, control social media content, worked on the line during service, designed menus **Chocolatier** (Christopher Elbow Chocolates, 02-2020 - 08-2021) Worked in chocolate production, making candies and keeping inventory in stock **Chocolatier** (Maps Coffee & Chocolate, 2017 - 2019) Started the chocolate program and make bean-to-bar chocolate **Head Server/Bartender** (Affäre Restaurant, 08-2013 - 07-2019) Worked for a family owned restaurant as almost every position available (host, management, social media, prep cook), ending as their head server and bartender.

Key Person	Roman Raya Jr.

Position with the Company
                                                 Title
                                        First Year
	Owner
	2022

Other business experience (last three years)	**Chef/Owner** (Taco Tank, 2017-Current) - From hand-built Taco cart, to two locations in four years. **Tax Supervisor** (PNC Bank, 2005-2021) - Real Estate Servicing and General Business acumen.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Phillip Raya	33%
Madeline Wood	33%
Roman Raya Jr.	34%

(D) The Company's Business and Business Plan

The Team

Madeline Buechter, Owner/Bartender

Madeline is our bar and social media manager. She comes from a background of fine dining, photography and chocolate making. She has a passion for highlighting flavor combinations and matching unlikely pairs. She will be crafting our bar program to be in harmony with our kitchen menu, creating a full dining experience.

Roman Raya, Jr., Owner/Chef

Roman is our head chef and general manager. His Mexican-American heritage guides the recipe development and cultural vision for Barbacoa's overall dining experience. Roman has a high passion for his culture and cuisine, and it is his mission to express that to guests through food and hospitality.

Phillip Raya, Owner/Sous Chef

Phillip is our sous chef and kitchen manager. The brothers will be working closely to develop recipes and techniques that will encompass the vision of our concept. Phillip comes from many years of restaurant experience as a server, bartender, and general manager. Through his many roles he has gained knowledge and experience that well-compliments his passion for industry.

Roman Raya, our chef and co-owner, started building his dream of opening up a restaurant in 2017 when we built a towable taco cart and started his journey in the food truck world. Roman spent the next few years working festivals, private events and tailgates making street tacos as a side hustle. He worked weekends and nights and made a name for himself and his tacos.

In 2020, when the pandemic hit, Roman connected himself with some local breweries who were able to do outdoor service to stay safe, but still continue living out his dream to build his brand. During this time, partner and co-owner Madeline Buechter, joined him. They spend the summer of 2020 working the brewery routes and hosting their own "off brand" pop up dinners. They moved away from street tacos and played with different genres of food including German, burgers, breakfast, and more traditional Mexican cuisine. These pop ups and momentum with the cart gave them the means to leave their day jobs and make Taco Tank their full time gig.

In late 2021, they left the food truck world and opened up shop inside Parlor KC, a collective food hall. Early in 2022, they opened a second location with the same concept at another restaurant collective called Iron District in North Kansas City. We added our third co-owner, Phillip Raya, and he ran the Parlor store while Madeline and Roman ran the Iron store.

Throughout 2022, our team worked extremely hard and saved as much money as possible with the idea of opening a new concept in 2023. We toured a space in an up-and-coming KC neighborhood in the fall, and we felt it was the perfect fit for our next adventure. We are wanting to raise money to make our collective dream of owning our own brick and mortar a reality. We know the concept of Mexican barbecue will be beloved in this city, and we can't wait to introduce you to the flavors we're curating.

Location

Our restaurant will be in the heart of Kansas City, at 55th and Troost. This up-and-coming neighborhood is blocks away from two great universities, excellent neighborhoods, and several newly opened, thriving businesses.

- A new concept Kansas City has never seen!
- Among new and thriving businesses such as Blackhole Bakery and High Hopes icecream
- Walking distance from great neighborhoods
- Just east of the Country Club Plaza
- Two miles from the expansion of the KC streetcar line

About Us

Barbacoa is a new concept that Kansas City has yet to see: Traditional Mexican cuisine elevated with local barbecue cooking methods.

- Barbacoa will be a full service restaurant, with bar, focusing on traditional Mexican cuisine using barbecue cooking methods
- We will utilize open wood fire for almost every dish, along with slow smoking for our meats. The combination of traditional Mexican recipes with American barbecue technique is extremely flavorful and unique.
- We are also excited to bring a selection of craft cocktails (both alcoholic and non-alcoholic) to elevate our chef's food. We believe food and beverage should work as a team in curating the perfect dining experience.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$35,000
Offering Deadline	April 5, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Fixtures/Signage	$2,637	$5,274
Furniture	$15,000	$30,000
Equipment	$15,000	$20,676
Mainvest Compensation	$2,363	$4,050
TOTAL	$35,000	$60,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 3.4%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.79%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 3.4% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$35,000	2.0%
$41,250	2.4%
$47,500	2.7%
$53,750	3.0%
$60,000	3.4%

[3] To reward early participation, the investors who contribute the first $15,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $15,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Phillip Raya	33%
Madeline Wood	33%
Roman Raya Jr.	34%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Barbacoa was established in May, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$485,000	$533,500	$570,845	$599,387	$617,368
Cost of Goods Sold	$145,500	$160,050	$171,253	$179,815	$185,209
Gross Profit	$339,500	$373,450	$399,592	$419,572	$432,159
EXPENSES					
Rent	$37,200	$37,200	$40,800	$44,400	$46,800
Utilities	$14,000	$14,500	$15,000	$15,500	$16,000
Labor Costs	$170,000	$187,000	$200,090	$210,094	$216,396
Insurance	$4,000	$4,080	$4,162	$4,245	$4,330
Equipment Lease	$5,000	$5,200	$5,400	$5,600	$5,800
Repairs & Maintenance	$2,500	$2,500	$4,000	$2,500	$5,000
Legal & Professional Fees	$1,000	$1,000	$1,000	$1,000	$1,000
Operating Profit	$105,800	$121,970	$129,140	$136,233	$136,833

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V